FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  27 APRIL 2007


                                File no. 0-17630


                            Annual Information Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Annual Information Update


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  27 APRIL 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director




                                    CRH plc

                       ANNUAL INFORMATION UPDATE ("AIU")


CRH plc (the "Company") published its Annual Report on 4th April 2007. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website,

www.crh.com, under News & Events.


List of Announcements and Filings


The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release. This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.



(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service


25-Apr-06         Scrip Dividend Alternative
26-Apr-06         Directorate Change
26-Apr-06         Acquisition
27-Apr-06         Director/PDMR Shareholding
02-May-06         Acquisition
03-May-06         AGM Statement
04-May-06         Directorate Change
04-May-06         Result of AGM
08-May-06         Director/PDMR Shareholding
22-May-06         Senior Management Changes
13-June-06        Trading Update Notification
13-June-06        Director/PDMR Shareholding
14-June-06        Director/PDMR Shareholding
19-June-06        Exclusivity Agreement
21-June-06        Director/PDMR Shareholding
21-June-06        CRH Performance Share Plan
28-June-06        Board Appointment
30-June-06        Holdings in Company
04-July-06        Director Declaration
05-July-06        Trading Statement
05-July-06        Development Strategy Update
01-Aug-06         Investment in Joint Venture
11-Aug-06         Financial Calendar
21-Aug-06         Acquisition
29-Aug-06         Acquisition
29-Aug-06         Interim Results
29-Aug-06         Director/PDMR Shareholding
31-Aug-06         Director/PDMR Shareholding
08-Sept-06        Issue of Debt
11-Sep-06         Holdings in Company
12-Sep-06         Further re Interim Dividend
18-Sep-06         Holdings in Company
21-Sep-06         Holdings in Company
22-Sept-06        2006 Interim Scrip Dividend
25-Sept-06        Holdings in Company
02-Oct-06         Blocklisting Interim Review
05-Oct-06         Director/PDMR Shareholding
06-Oct-06         Senior Management Appointment
10-Oct-06         China
17-Oct-06         China
24-Oct-06         2006 Interim Scrip Dividend
26-Oct-06         Director/PDMR Shareholding
03-Nov-06         Director/PDMR Shareholding
28-Nov-06         Director/PDMR Shareholding
11-Dec-06         Additional Listing
12-Dec-06         Disposal
13-Dec-06         Trading Update Notification
20-Dec-06         Directorate Change
21-Dec-06         Cement Investment in Ireland
22-Dec-06         Total Voting Rights
27-Dec-06         Director Declaration
02-Jan-07         Holdings in Company
03-Jan-07         Acquisition
03-Jan-07         Trading Statement
03-Jan-07         Development Strategy Update
12-Jan-07         Director Declaration
18-Jan-07         Total Voting Rights
25-Jan-07         Senior Management Changes
31-Jan-07         Total Voting Rights
9-Feb-07          Acquisition
22-Feb-07         Directorate Change
28-Feb-07         Total Voting Rights
05-Mar-07         Public Tender Offer*
6-Mar-07          Final Results
7-Mar-07          Deferred Shares
7-Mar-07          Director/PDMR Shareholding
8-Mar-07          Director/PDMR Shareholding
8-Mar-07          Director/PDMR Shareholding
21-Mar-07         Director Declaration
21-Mar-07         Scrip Dividend
22-Mar-07         Director/PDMR Shareholding
26-Mar-07         Issue of Equity
29-Mar-07         UN JI Project
30-Mar-07         Total Voting Rights
02-Apr-07         Blocklisting Interim Review
02-Apr-07         Director/PDMR Shareholding
03-Apr-07         Employee Benefit Trust
05-Apr-07         Annual Report & Scrip Dividend
05-Apr-07         Employee Benefit Trust
11-Apr-07         Director/PDMR Shareholding
12-Apr-07         Director/PDMR Shareholding
12-Apr-07         Employee Benefit Trust
12-Apr-07         Employee Benefit Trust
16-Apr-07         Acquisition*
16-Apr-07         Acquisition
19-Apr-07         Employee Benefit Trust
19-Apr-07         Director/PDMR Shareholding
26-Apr-07         Employee Benefit Trust


In addition to the above, the Company made the following filings with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system ("EDGAR"):


-        Annual Report on Form 20-F on 30th May 2006

-        Form of Deposit Agreement on Form F-6 on 8th November 2006


(ii) Companies Registration Office Filings


28-Apr-2006       B10
09-May-2006       B5C
09-May-2006       G1
09-May-2006       G2
09-May-2006       B10
16-May-2006       B6
19-May-2006       B5C
30-May-2006       B1C
02-Jun-2006       B5C
26-Jun-2006       B5C
03-Jul-2006       B10
07-Jul-2006       B10
21-Jul-2006       B5C
21-Aug-2006       B5C
14-Sep-2006       B10
18-Sep-2006       B5C
13-Oct-2006       B5C
14-Nov-2006       B5C
14-Nov-2006       B5C
21-Nov-2006       B6
14-Dec-2006       B5C
09-Jan-2007       B5C
11-Jan-2007       B10
27-Feb-2007       B5C
28-Mar-2007       B5C



Availability of the full text of the Announcements/Filings


Details of all regulatory announcements are available on the websites of the Irish Stock Exchange, the London Stock Exchange and the SEC (www.ise.ie, www.londonstockexchange.com and.www.sec.gov respectively). Copies of any filings made with the Companies Registration Office will be available from the Companies Registration Office (www.cro.ie).


* Filings on 5th March 2007 and 16th April 2007 were restricted news releases and were not filed with the SEC via EDGAR.


Accuracy of the Information


The information referred to in this update was up to date at the time the information was published but some information may now be out of date.


27th April 2007


Contact:


A. Malone

Company Secretary, CRH plc

Tel: 00 3531 6344340